Filed Pursuant to Rule 433 Registration No. 333-265158 Fact Sheet | April 9, 2024
Autocallable Leveraged Buffered Notes

Issuer:	Barclays Bank PLC
Tenor:	Approximately 2 years
Reference Asset:	The TOPIX® Index (Bloomberg ticker symbol “TPX<Index>”) (the “Underlier”)
Upside Leverage Factor:	At least 1.50 (to be determined on the Initial Valuation Date)
Buffer Percentage:	15.00%
Buffer Value:	85.00% of the Initial Underlier Value
Redemption Premium:	At least 14.40% (to be determined on the Initial Valuation Date)

Selected Structure Definitions
Automatic Redemption:

The Notes will not be automatically redeemable for approximately the first year after the Issue Date. If, on the Observation Date, the Closing Value of the Underlier is greater than or equal to the Initial Underlier Value, the Notes will be automatically redeemed and you will receive on the Redemption Settlement Date a cash payment per $1,000 principal amount Note that will provide a return equal to the Redemption Premium, calculated as follows:

$1,000 + ($1,000 × Redemption Premium)

No further amounts will be payable on the Notes after they have been automatically redeemed.

Payment at Maturity:

If the Notes are not automatically redeemed, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

•      If the Final Underlier Value is greater than the Initial Underlier Value, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return × Upside Leverage Factor)

•      If the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Buffer Value, you will receive a payment of $1,000 per $1,000 principal amount Note.

•      If the Final Underlier Value is less than the Buffer Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Underlier Return + Buffer Percentage)]

If the Notes are not automatically redeemed and the Final Underlier Value is less than the Buffer Value, your Notes will be exposed to the decline of the Underlier in excess of the Buffer Percentage and you will lose up to 85.00% of your investment at maturity.

Underlier Return:	(Final Underlier Value – Initial Underlier Value) / Initial Underlier Value

Terms used in this fact sheet, but not defined herein, shall have the meanings ascribed to them in the Pricing Supplement dated April 8, 2024 (the 'Pricing Supplement'). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

Hypothetical Payment at Maturity

CUSIP / ISIN:	06745QL23 / US06745QL239
Initial Underlier Value:	The Closing Value of the Underlier on the Initial Valuation Date
Final Underlier Value:	The Closing Value of the Underlier on the Final Valuation Date
Initial Valuation Date:	April 18, 2024
Issue Date:	April 23, 2024
Observation Date:	April 25, 2025
Redemption Settlement Date:	April 30, 2025
Final Valuation Date:	April 20, 2026
Maturity Date:	April 23, 2026

The Notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the Notes. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Fact Sheet | April 9, 2024

Autocallable Leveraged Buffered Notes

Summary Characteristics of the Notes

• Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 1.75% of the principal amount of the Notes, or up to $17.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

• Estimated Value Lower Than Issue Price—Our estimated value of the Notes on the Initial Valuation Date is expected to be between $952.70 and $972.70 per Note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

• Potential for Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Notes are not automatically redeemed, and if the Final Underlier Value is less than the Buffer Value, your Notes will be exposed to the decline of the Underlier in excess of the Buffer Percentage. You may lose up to 85.00% of the principal amount of your Notes.

• No Interest Payments—As a holder of the Notes, you will not receive interest payments.

• If the Notes Are Automatically Redeemed, Your Potential Return on the Notes Is Limited to the Redemption Premium—If the Notes are automatically redeemed, your return on the Notes will be limited to the Redemption Premium and will not be based on the amount of any appreciation in the value of the Underlier, which may be significant. In addition, if the Notes are automatically redeemed, you will not benefit from the Upside Leverage Factor, which only applies to the payment at maturity if the Final Underlier Value is greater than the Initial Underlier Value.

• Automatic Redemption and Reinvestment Risk—If the Notes are automatically redeemed prior to maturity, you will not receive any additional payments on the Notes and you may not be able to reinvest any amounts received in a comparable investment with a similar level of risk and yield.

Summary Risk Considerations

• Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the Notes.

• U.K. Bail-In Power—Each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

• There Are Risks Associated with Investments in Securities Linked to the Value of Non-U.S. Equity Securities in Non-U.S. Securities Markets—The equity securities composing the Underlier are issued by non-U.S. companies in non-U.S. securities markets.

• The Notes Do Not Provide Direct Exposure to Fluctuations in Exchange Rates between the U.S. Dollar and the Yen—The Underlier is composed of non-U.S. securities denominated in yen. Because the value of the Underlier is also calculated in yen (and not in U.S. dollars), the performance of the Underlier will not be adjusted for exchange rate fluctuations between the U.S. dollar and the yen.

• Historical Performance—The historical performance of the Underlier should not be taken as any indication of the future performance of the Underlier over the term of the Notes.

• Conflict of Interest—In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates play a variety of roles in connection with the Notes, including acting as calculation agent and as a market-maker for the Notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the Notes.

• Lack of Liquidity—The Notes will not be listed on any securities exchange. There may be no secondary market for the Notes or, if there is a secondary market, there may be insufficient liquidity to allow you to trade or sell the Notes easily.

• Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the Notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this fact sheet relates. Before you invest, you should read the prospectus dated May 23, 2022, the prospectus supplement dated June 27, 2022 and the underlying supplement dated June 27, 2022 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

This fact sheet is a general summary of the terms and conditions of this offering of Notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the Notes contained in the Pricing Supplement as well as the information contained in the prospectus, prospectus supplement and underlying supplement that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

http://www.sec.gov/Archives/edgar/data/312070/000095010324005017/dp209561_424b2-5914barc.htm

You may also access the prospectus supplement, prospectus and underlying supplement that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Note.” We strongly advise you to carefully read these documents before investing in the Notes.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the Notes. You may choose to reject such changes, in which case we may reject your offer to purchase the Notes.